EXHIBIT 99.1

Precision Drilling Corporation Announces 2018 Fourth Quarter and Year End Unaudited Financial Results

CALGARY, Alberta, Feb. 14, 2019 (GLOBE NEWSWIRE) -- (Canadian dollars except as indicated)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2018 fourth quarter financial results:

  Revenue of $427 million was an increase of 23% over the prior year comparative quarter.
  Net loss of $198 million ($0.68 per share) compares to a net loss of $47 million ($0.16 per share) in the fourth quarter of 2017. During the quarter we incurred goodwill impairment charges totaling $208 million that, after-tax, reduced net earnings by $199 million and net earnings per diluted share by $0.68. Excluding the impact of the goodwill impairment net earnings would have been $1 million ($0.00 per share).
  Earnings before income taxes, loss or gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment and depreciation and amortization (adjusted EBITDA see “NON-GAAP MEASURES”) of $134 million was 48% higher than the fourth quarter of 2017. During the quarter we realized a transaction recovery, net of costs, of $14 million.
  Funds provided by operations (see “NON-GAAP MEASURES”) of $93 million versus $28 million in the prior year comparative quarter.
  During the fourth quarter we reduced the principal amount of our outstanding debt by US$74 million through redemptions and repurchases for a gain of $7 million. Fourth quarter ending cash balance was $97 million, up $32 million from the December 31, 2017 balance of $65 million.
  Fourth quarter capital expenditures were $30 million.
  As at December 31, 2018 we have classified 22 North American drilling rigs (18 in Canada and four in the U.S.) as assets held for sale and reported these assets at their carrying value of $20 million.

Precision’s President and CEO Kevin Neveu stated: “Precision executed on its 2018 business plan and delivered operating and financial results far exceeding our expectations. This execution was clear in all key financial and operating metrics; delivering strong rig and crew operating and safety performance, diligent variable and fixed cost control, growth in U.S. market share and forging the path to commercializing our technology initiatives, all while strictly controlling our capital spending. Precision’s execution in 2018 resulted in better than expected cash flow, allowing us to accelerate our debt repayment plan well beyond our stated target range for the year, retiring $174 million of debt in 2018.”

“In the fourth quarter, strong demand for our Super Series rigs and firm pricing in the U.S. combined with aggressive cost management in our Canadian businesses drove better than expected financial results. We enter 2019 with liquidity of over $800 million and remain firmly committed to our deleveraging plan, recently increasing our longer-term debt reduction target range by $100 million to $400 million to $600 million by the end of 2021.”

“While customer sentiment has recently improved with firming WTI pricing, the extreme volatility and widened Canadian differentials experienced during the fourth quarter weighed heavily on our customers’ planning as we entered 2019. We see the effects sharply in Canada as winter drilling activity is trending down 30% from last winter. In Canada, currently we have 58 rigs operating and do not expect activity to strengthen until the second half of the year as oil inventories decline and takeaway capacity improves. Canadian differentials have narrowed substantially following the Government of Alberta’s mandatory production curtailment program driving improved cash flows for many of our customers and potentially strengthening the outlook for later in the year. Despite near-term softness, our Canadian business is well positioned to generate strong cash flow through leveraging our scale with unmatched rig fleet quality and Precision’s High Performance operations.”

“In the U.S. we have 81 rigs operating, 16 more than this time last year representing 25% year-over-year growth. While our U.S. activity is steady, our customers are still cautiously assessing 2019 spending plans. Precision has signed eight term contracts year-to-date, in addition to 11 in the fourth quarter of 2018, indicative of continued strength in high spec rig demand. Over the last year we have increased our AC Super Triple 1500 rig fleet in the U.S. by five, including two rigs redeployed from Canada and three new builds largely assembled from spare components and vendor credits. Additionally, we completed 31 rig upgrades including pad-walking systems, third mud pump additions and Process Automation Control upgrades. All cash deployed to mobilize, build new and upgrade rigs was backed with take or pay customer contracts at leading edge rates and we managed these U.S. fleet enhancements with relatively modest capital spending.”

“Currently we have eight rigs operating in the Middle East all performing exceedingly well. In Saudi Arabia we expect to sign long-term contracts on the two rigs currently up for renewal by the end of the quarter, and in Kuwait we are on time and on budget to deploy a sixth new build rig in June. By mid-year we expect to have nine rigs operating in the Middle East, all under long-term contracts providing stable cash flow visibility.”

“Precision’s technology strategy displayed significant progress throughout 2018, with 33 Process Automation Control systems installed, 31 of which are active in the field. During the year, we were able to demonstrate to our customers our system’s ability to deliver consistent and repeatable, high-quality results while improving safety, performance and operational efficiency. Going into 2019, our priorities revolve around further commercialization of the Process Automation Control platform, PD-Apps and PD-Analytics as Precision remains a leader in advanced rig technology offerings.”

“Precision remains focused on the things in which it can control, namely, allocating free cash flow toward debt repayment, capital discipline, cost management and operational excellence. Commodity price volatility is likely to persist throughout 2019; however, we believe we are well-positioned across each of our geographies to manage our business and create value for our customers and investors,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Adjusted EBITDA and funds provided by operations are Non-GAAP measures. See “NON-GAAP MEASURES”.

Financial Highlights

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2018	2017	% Change	2018	2017	% Change
Revenue	427,010	347,187	23.0	1,541,189	1,321,224	16.6
Adjusted EBITDA(1)	134,492	90,914	47.9	375,131	304,981	23.0
Net loss	(198,328)	(47,005)	321.9	(294,270)	(132,036)	122.9
Cash provided by operations	93,489	23,289	301.4	293,334	116,555	151.7
Funds provided by operations(1)	92,595	28,323	226.9	311,214	183,935	69.2
Capital spending:
Expansion	9,064	966	838.3	35,444	11,946	196.7
Upgrade	2,402	2,984	(19.5)	30,757	37,086	(17.1)
Maintenance and infrastructure	18,128	13,553	33.8	48,375	25,791	87.6
Intangibles	687	7,452	(90.8)	11,567	23,179	(50.1)
Proceeds on sale	(12,020)	(4,787)	151.1	(24,457)	(14,841)	64.8
Net capital spending	18,261	20,168	(9.5)	101,686	83,161	22.3
Net loss per share:
Basic and diluted	(0.68)	(0.16)	325.0	(1.00)	(0.45)	122.2
(1) See “NON-GAAP MEASURES”.

Operating Highlights
	Three months ended December 31,			Year ended December 31,
	2018	2017	% Change	2018	2017	% Change
Contract drilling rig fleet	236	256	(7.8)	236	256	(7.8)
Drilling rig utilization days:
Canada	4,517	4,983	(9.4)	18,617	18,883	(1.4)
U.S.	7,318	5,365	36.4	26,714	20,479	30.4
International	736	736	-	2,920	2,920	-
Revenue per utilization day:
Canada(1) (Cdn$)	22,802	23,457	(2.8)	21,644	21,143	2.4
U.S.(2) (US$)	23,369	20,226	15.5	21,864	19,861	10.1
International (US$)	51,982	50,319	3.3	50,469	50,240	0.5
Operating cost per utilization day:
Canada (Cdn$)	15,115	13,544	11.6	14,493	13,140	10.3
U.S. (US$)	15,042	13,647	10.2	14,337	13,846	3.5

Service rig fleet	210	210	-	210	210	-
Service rig operating hours	35,773	44,325	(19.3)	157,467	172,848	(8.9)
Revenue per operating hour (Cdn$)	753	644	16.9	709	637	11.3
(1) Includes lump sum revenue from contract shortfall.
(2) Includes revenue from idle but contracted rig days.

Financial Position
(Stated in thousands of Canadian dollars, except ratios)	December 31, 2018	December 31, 2017
Working capital(1)	240,539	232,121
Cash	96,626	65,081
Long-term debt(2)	1,706,253	1,730,437
Total long-term financial liabilities	1,723,350	1,754,059
Total assets	3,636,043	3,892,931
Long-term debt to long-term debt plus equity ratio	0.52	0.49
(1) See “NON-GAAP MEASURES”.
(2) Net of unamortized debt issue costs.

Summary for the three months ended December 31, 2018:

  Revenue this quarter was $427 million which is 23% higher than the fourth quarter of 2017. The increase in revenue is primarily the result of higher activity and higher average day rates in our U.S. contract drilling business. Compared with the fourth quarter of 2017 our activity for the quarter, as measured by drilling rig utilization days increased 36% in the U.S., decreased 9% in Canada and remained constant internationally. Revenue from our Contract Drilling Services segment increased over the comparative prior year period by 27% while revenue in our Completion and Production Services segment was down 10%.

  Adjusted EBITDA (see “NON-GAAP MEASURES”) of $134 million this quarter is an increase of $44 million from the fourth quarter of 2017. Our adjusted EBITDA as a percentage of revenue was 31%, compared with 26% in the comparative quarter of 2017. Adjusted EBITDA was positively impacted by higher activity and day rates in the U.S., the receipt of a transaction fee and lower share-based incentive compensation partially offset by lower activity in our Canadian contract drilling operations versus the comparative prior year period. Total share-based incentive compensation recorded in the quarter was a recovery of $12 million compared to a recovery of $0.4 million in the fourth quarter of 2017. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.

  Operating earnings (see “NON-GAAP MEASURES”) were $35 million compared with an operating loss of $19 million in the fourth quarter of 2017. In addition to the operating items impacting Adjusted EBITDA (see “NON-GAAP MEASURES”) we realized increased depreciation in our Contract Drilling segment from a review and subsequent accelerated depreciation of a portion of our spare equipment in 2018.

  General and administrative expenses this quarter were $21 million, $1 million lower than the fourth quarter of 2017. The decrease is due to lower share-based incentive compensation expense tied to the price of our common shares (see “Other Items” later in this release) partially offset by a weakening of the Canadian dollar on our U.S. dollar denominated costs.

  During the quarter we terminated an arrangement agreement to acquire an oil and gas drilling contractor. Subsequent to the termination a transaction fee was paid to us which, net of transaction costs, amounted to $14 million.

  Under International Financial Reporting Standards, we are required to assess the carrying value of our assets in cash generating units containing goodwill annually. Due to the decrease in oil and natural gas well drilling in Canada and the outlook for activity in Canada and in our directional drilling division in the U.S., we recognized a $208 million goodwill impairment charge in the quarter. The charge represents the full amount of goodwill attributable to our Canadian contract drilling operations and our U.S. directional drilling operations.

  Net finance charges were $32 million, a decrease of $6 million compared with the fourth quarter of 2017, primarily due to a reduction in interest expense related to debt retired in 2017 and 2018 partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated interest.

  During the quarter we redeemed US$30 million of our 6.5% unsecured senior notes due 2021 and repurchased and cancelled US$44 million principal amount of our 5.25% unsecured senior notes due 2024 resulting in a net gain of $7 million.

  In Canada, average revenue per utilization day for contract drilling rigs was $22,802 compared to $23,457 in the fourth quarter of 2017. Overall, shortfall payments received in the prior year comparative quarter were partially offset by higher spot market day rates and higher expenses recovered through the day rate in the current quarter. During the quarter, we recognized shortfall payments in revenue of $1 million compared with $13 million in the prior year comparative period. Excluding the impact of shortfall payments, average day rates were up 8%, or $1,601. Revenue per utilization day in the U.S. increased in the fourth quarter of 2018 to US$23,369 from US$20,226 in the prior year fourth quarter. The increase in the U.S. revenue rate was the result of higher day rates and turnkey revenue compared with the prior year quarter and higher expenses recovered through the day rate. During the quarter, we had turnkey revenue of US$11 million compared with US$3 million in the 2017 comparative period and revenue from idle but contracted rigs of US$0.3 million compared with US$1 million in the prior year comparative period. Excluding the impact of turnkey and idle but contracted rig revenue, average day rates were up 13%, or US$2,428. On a sequential basis, revenue per utilization day excluding revenue from turnkey and idle but contracted rigs increased by US$521 compared with the third quarter of 2018 due to higher average day rates.

  Average operating costs per utilization day for drilling rigs in Canada increased to $15,115 compared with the prior year fourth quarter of $13,544. The increase in average costs was due to timing of equipment certification and maintenance costs and higher expenses recovered through the day rate. On a sequential basis, operating costs per day increased by $951 compared to the third quarter of 2018 due to the timing of certification costs. In the U.S., operating costs for the quarter on a per day basis increased to US$15,042 compared with US$13,647 in 2017 due to higher expenses recovered through the day rate and higher turnkey activity. On a sequential basis, operating costs per day increased by US$891 compared to the third quarter of 2018 due to higher turnkey activity in the current quarter partially offset by fewer rig activations.

  We realized revenue from international contract drilling of US$38 million in the fourth quarter of 2018, US$1 million higher than the prior year period. Average revenue per utilization day in our international contract drilling business was US$51,982, up 3% when compared with the prior year quarter.

  Directional drilling services realized revenue of $9 million in the fourth quarter of 2018 compared with $4 million in the prior year period.

  Funds provided by operations (see “NON-GAAP MEASURES”) in the fourth quarter of 2018 were $93 million, an increase of $65 million from the prior year comparative quarter. The increase was primarily the result of improved operating results and the timing of interest payments and tax refunds.

  Capital expenditures were $30 million in the fourth quarter, a decrease of $5 million over the same period in 2017. Capital spending for the quarter included $11 million for upgrade and expansion capital, $18 million for the maintenance of existing assets and infrastructure spending and $1 million for intangibles.

Summary for the year ended December 31, 2018:

  Revenue for 2018 was $1,541 million, an increase of 17% from 2017.

  Operating earnings (see “NON-GAAP MEASURES”) were $9 million compared with an operating loss of $88 million in 2017. Operating earnings were 1% of revenue in 2018 compared with an operating loss of 7% of revenue in 2017. Operating results this year were positively impacted by higher activity and day rates in the U.S., the receipt of a transaction fee paid to us and lower share-based incentive compensation partially offset by lower shortfall payments received in our Canadian contract drilling operations. Total share-based incentive compensation recorded in the year was an expense of $16 million compared to an expense of $2 million in 2017. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.

  General and administrative costs were $112 million, an increase of $22 million from 2017. The increase was due to higher share-based incentive compensation that is tied to the price of our common shares (see “Other Items” later in this release).

  Net finance charges were $127 million, a decrease of $11 million from 2017 primarily due to a reduction in interest expense related to debt retired in 2017 and mid-2018 and the effect of a stronger Canadian dollar on our U.S. dollar denominated interest expense partially offset by higher interest income earned in the comparative period.

  During the year we redeemed US$80 million and repurchased and cancelled US$3 million of our 6.5% unsecured senior notes due 2021 and repurchased and cancelled US$49 million principal amount of our 5.25% unsecured senior notes due 2024 resulting in a net gain of $6 million.

  Funds provided by operations (see “NON-GAAP MEASURES”) in 2018 were $311 million, an increase of $127 million from the prior year comparative period. The increase was primarily the result of improved operating earnings and the timing of tax refunds.

  Capital expenditures for the purchase of property, plant and equipment were $126 million for 2018, an increase of $28 million over the same period in 2017. Capital spending for 2018 included $66 million for upgrade and expansion capital, $48 million for the maintenance of existing assets and infrastructure and $12 million for intangibles related to a new ERP system.

STRATEGY

Precision’s strategic priorities for 2018 were as follows:

  Reduce debt by generating free cash flow while continuing to fund only the most attractive investment opportunities – we generated $311 million in funds provided by operations (see “NON-GAAP MEASURES”) in 2018, representing a $127 million increase over the prior year. Utilizing cash generated in 2018, we reduced debt by $174 million through a partial redemption of our 2021 unsecured senior notes and open market debt repurchases of our 2021 and 2024 notes, exceeding our targeted debt reduction goal of $75 million to $125 million. In addition, we ended the fourth quarter with $97 million of cash on the balance sheet. In 2018 we continued to invest in our fleet adding two new build drilling rigs in the U.S., completing 31 rig upgrades, and commenced the build of our sixth Kuwait rig, all of which were backed by long-term contracts and within a constrained expansion and upgrade capital spend of approximately $66 million.

  Reinforce Precision’s High Performance competitive advantage by deploying Process Automation Controls (PAC), Directional Guidance Systems (DGS) and Drilling Performance Apps (Apps) on a wide scale basis – in 2018 we drilled 119 wells using our DGS compared to 58 wells in 2017. We have 31 rigs currently running in the field with PAC and have drilled approximately 365 wells with this technology in 2018 compared to 154 in 2017. Earlier this year we also equipped our training rigs in Nisku and Houston with PAC technology. We are deploying revenue generating Apps on several rigs and currently have over 15 Apps in varying stages of commercial development showcasing the open platform of our PAC system. Several Apps are customer-built and supported by Precision’s PAC platform with specific hosting agreements in place.

  Enhance financial performance through higher utilization and improved operating margins – in 2018 overall utilization days are 14% higher than in 2017 while average operating margins (revenue less operating costs) are up 25% and 4% in our U.S. and Canadian contract drilling businesses, respectively.

Precision’s strategic priorities for 2019 are as follows:

  Generate strong free cash flow and utilize $100 million to $150 million to reduce debt in 2019. We have increased our long-term debt reduction targets to $400 million to $600 million by year-end 2021 (inclusive of 2018 debt repayments).

  Maximize financial results by leveraging our High Performance, High Value Super Series rig fleet and scale with disciplined cost management.

  Full scale commercialization and implementation of our Process Automation Control platform, PD-Apps and PD-Analytics.

OUTLOOK

For the fourth quarter of 2018, the average West Texas Intermediate (WTI) price of oil was 6% higher than the prior year comparative period while the average Henry Hub gas price was 33% higher and the average AECO price was 11% lower.

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	58.89	55.45	64.88	50.95
Natural gas
Canada
AECO (per MMBtu) (CDN$)	1.49	1.67	1.49	2.16
United States
Henry Hub (per MMBtu) (US$)	3.81	2.86	3.12	2.98

Contracts

During 2018 we entered into 54 term contracts. The following chart outlines the average number of drilling rigs by quarter that we had under contract for 2018 and 2019 as of February 13, 2019.

	Average for the quarter ended 2018				Average for the quarter ended 2019
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of February 13, 2019:
Canada	8	9	9	11	8	6	6	5
U.S.	36	48	50	51	55	44	31	21
International	8	8	8	8	8	5	5	5
Total	52	65	67	70	71	54	42	31
(1) As of February 13, 2019.

The following chart outlines the average number of drilling rigs that we had under contract for 2018 and the average number of rigs we have under contract for 2019 and 2020 as of February 13, 2019.

	Average for the year ended
	2018	2019	2020
Average rigs under term contract as of February 13, 2019:
Canada	9	6	2
U.S.	46	38	8
International	8	6	4
Total	63	50	14
(1) As of February 13, 2019.

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2017				Average for the quarter ended 2018
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average Precision active rig count:
Canada	76	29	49	54	72	31	52	49
U.S.	47	59	61	58	64	72	76	80
International	8	8	8	8	8	8	8	8
Total	131	96	118	120	144	111	136	137

To start 2019, drilling activity has increased relative to this time last year in U.S. and decreased in Canada. According to industry sources, as of February 8, 2019, the U.S. active land drilling rig count was up approximately 7% from the same point last year while the Canadian active land drilling rig count was down approximately 26%. To date in 2019, approximately 60% of the Canadian industry’s active rigs and 81% of the U.S. industry’s active rigs are drilling for oil targets, compared with 66% for Canada and 80% for the U.S. at the same time last year.

Industry Conditions

We expect Tier 1 rigs to remain the preferred rigs of customers globally. The economic value created by the significant drilling and mobility efficiencies delivered by the most advanced XY pad-walking rigs has been highlighted and widely accepted by our customers. The trend to longer-reach horizontal completions and importance of the rig delivering these complex wells consistently and efficiently has been well established by the industry. We expect demand for leading edge high efficiency Tier 1 rigs will continue to strengthen, as drilling rig capability has been a key economic facilitator of horizontal/unconventional resource exploitation. Development and field application of drilling equipment process automation coupled with closed loop drilling controls and de-manning of rigs will continue this technical evolution while creating further cost efficiencies and performance value for customers.

Capital Spending

Capital spending in 2019 is expected to be $169 million and includes $53 million for sustaining and infrastructure and $116 million for upgrade and expansion, approximately $68 million of which relates to the completion of our sixth new build rig in Kuwait. We expect that the $169 million will be split $161 million in the Contract Drilling Services segment, $6 million in the Completion and Production Services segment and $2 million to the Corporate segment.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes the service rig, snubbing, rental, camp and catering and wastewater treatment divisions.

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars)	2018	2017	% Change	2018	2017	% Change
Revenue:
Contract Drilling Services	391,843	308,973	26.8	1,396,492	1,173,930	19.0
Completion and Production Services	36,715	40,600	(9.6)	150,760	154,146	(2.2)
Inter-segment eliminations	(1,548)	(2,386)	(35.1)	(6,063)	(6,852)	(11.5)
	427,010	347,187	23.0	1,541,189	1,321,224	16.6
Adjusted EBITDA:(1)
Contract Drilling Services	122,131	100,280	21.8	412,134	342,970	20.2
Completion and Production Services	7,011	2,714	158.3	14,881	11,888	25.2
Corporate and Other	5,350	(12,080)	(144.3)	(51,884)	(49,877)	4.0
	134,492	90,914	47.9	375,131	304,981	23.0
(1) See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2018	2017	% Change	2018	2017	% Change
Revenue	391,843	308,973	26.8	1,396,492	1,173,930	19.0
Expenses:
Operating	258,255	200,615	28.7	945,203	798,655	18.3
General and administrative	11,457	8,078	41.8	39,155	32,305	21.2
Adjusted EBITDA(1)	122,131	100,280	21.8	412,134	342,970	20.2
Depreciation	95,934	82,680	16.0	334,555	334,587	(0.0)
Impairment of property, plant and equipment	-	15,313	(100.0)	-	15,313	(100.0)
Operating earnings (loss)(1)	26,197	2,287	1,045.5	77,579	(6,930)	(1,219.5)
Operating earnings (loss)(1) as a percentage of revenue	6.7%	0.7%		5.6%	(0.6)%
(1) See “NON-GAAP MEASURES”.

	Three months ended December 31,
Canadian onshore drilling statistics:(1)	2018		2017
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	117	574	136	627
Drilling rig operating days (spud to release)	4,020	15,235	4,298	16,249
Drilling rig operating day utilization	33%	28%	35%	29%
Number of wells drilled	401	1,602	447	1,674
Average days per well	10.0	9.5	9.6	9.7
Number of metres drilled (000s)	1,153	4,609	1,245	4,780
Average metres per well	2,874	2,877	2,786	2,855
Average metres per day	287	303	290	294

	Year ended December 31,
Canadian onshore drilling statistics:(1)	2018		2017
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	117	574	136	627
Drilling rig operating days (spud to release)	16,479	64,491	16,696	66,138
Drilling rig operating day utilization	34%	29%	34%	29%
Number of wells drilled	1,663	6,781	1,729	6,929
Average days per well	9.9	9.5	9.7	9.5
Number of metres drilled (000s)	4,694	19,313	4,597	19,047
Average metres per well	2,823	2,848	2,659	2,737
Average metres per day	285	299	275	288
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2018		2017
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	64	951	47	722
June 30	72	1,021	59	874
September 30	76	1,032	61	927
December 31	80	1,050	58	902
Year to date average	73	1,014	56	856
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $392 million this quarter, or 27% higher than the fourth quarter of 2017, while adjusted EBITDA (see “NON-GAAP MEASURES”) increased by 22% to $122 million. The increase in revenue was primarily due to higher utilization days as well as higher spot market rates in the U.S. During the quarter we recognized $1 million in shortfall payments in our Canadian contract drilling business compared with $13 million in the prior year comparative period. In the U.S. we recognized turnkey revenue of US$11 million compared with US$3 million in the comparative period and we recognized US$0.3 million in idle but contracted rig revenue compared with US$1 million in the comparative quarter of 2017.

Drilling rig utilization days in Canada (drilling days plus move days) were 4,517 during the fourth quarter of 2018, a decrease of 9% compared to 2017 primarily due to decreased industry activity brought on by lower commodity prices and takeaway capacity challenges in Canada. Drilling rig utilization days in the U.S. were 7,318, or 36% higher than the same quarter of 2017 as our U.S. activity was up with higher industry activity. Drilling rig utilization days in our international business were 736, in-line with the same quarter of 2017.

Compared with the same quarter in 2017, drilling rig revenue per utilization day in Canada decreased 3% as lower shortfall revenue in the current quarter was partially offset by increases in spot market rates and higher expenses recovered through the day rate compared with the prior period. Drilling rig revenue per utilization day for the quarter in the U.S. was up 16% compared to the prior year as we realized higher average day rates and turnkey revenue. International revenue per utilization day for the quarter was up by 3% compared with the prior year comparative period due to fewer rig moves.

In Canada, 15% of our utilization days in the quarter were generated from rigs under term contract, compared with 13% in the fourth quarter of 2017. In the U.S., 62% of utilization days were generated from rigs under term contract as compared with 55% in the fourth quarter of 2017.

Operating costs were 66% of revenue for the quarter, one percentage point higher than the prior year period. On a per utilization day basis, operating costs for the drilling rig division in Canada were higher than the prior year period due to timing of equipment certification and equipment maintenance costs and higher expenses recovered through the day rate. In the U.S., operating costs for the quarter on a per day basis were higher than the prior year period primarily due to expenses recovered through the day rate and higher turnkey activity.

Depreciation expense in the quarter was $13 million higher than the prior year comparative period due to the recognition of accelerated depreciation on excess spare equipment.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2018	2017	% Change	2018	2017	% Change
Revenue	36,715	40,600	(9.6)	150,760	154,146	(2.2)
Expenses:
Operating	28,515	35,595	(19.9)	128,731	134,368	(4.2)
General and administrative	1,189	2,291	(48.1)	7,148	7,890	(9.4)
Adjusted EBITDA(1)	7,011	2,714	158.3	14,881	11,888	25.2
Depreciation	5,351	8,410	(36.4)	23,879	29,638	(19.4)
Operating earnings (loss)(1)	1,660	(5,696)	(129.1)	(8,998)	(17,750)	(49.3)
Operating earnings (loss)(1) as a percentage of revenue	4.5%	(14.0)%		(6.0)%	(11.5)%
Well servicing statistics:
Number of service rigs (end of period)	210	210	-	210	210	-
Service rig operating hours	35,773	44,325	(19.3)	157,467	172,848	(8.9)
Service rig operating hour utilization	19%	23%		21%	23%
Service rig revenue per operating hour	753	644	16.9	709	637	11.3
(1) See “NON-GAAP MEASURES”.

Revenue from Completion and Production Services was down $4 million or 10% compared with the fourth quarter of 2017 due to lower activity in our Canadian businesses. Our service rig operating hours in the quarter were down 19% from the fourth quarter of 2017 while rates increased an average of 17%. Approximately 81% of our fourth quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 90% of its revenue from Canadian operations and 10% from U.S. operations compared with the fourth quarter of 2017 where 92% of revenue was generated in Canada and 8% in the U.S.

Average service rig revenue per operating hour in the quarter was $753 or $109 higher than the fourth quarter of 2017. The increase was primarily the result of increased costs passed through to the customer and rig mix.

Adjusted EBITDA (see “NON-GAAP MEASURES”) was higher than the fourth quarter of 2017 primarily because of higher average rates and improved cost structure, partially offset by lower activity.

Operating costs as a percentage of revenue was 78% compared with the prior year comparative quarter of 88%.

Depreciation expense in the quarter was $3 million lower than the prior year comparative period due to the recognition of gains on disposal of capital assets in the current year compared with losses on disposal in the prior year.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had an adjusted EBITDA (see “NON-GAAP MEASURES”) of $5 million, a $17 million increase compared with the fourth quarter of 2017 primarily due to lower share-based incentive compensation and the receipt of the transaction termination fee partially offset by costs associated with our unsuccessful arrangement agreement.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash-settled share-based incentive plans for non-management directors, officers, and other eligible employees. The fair values of the amounts payable under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participant becomes entitled to payment. The recorded liability is re-established at the end of each reporting period until settlement with the resultant change to fair value of the liability recognized in net earnings (loss) for the period.

We also have two equity-settled share-based incentive plans. Under the Executive Performance Share (PSU) plan, which commenced in May 2017, the fair value of the PSUs granted is calculated at the date of grant using a Monte Carlo simulation, and that value is recorded as compensation expense over the grant's vesting period with an offset to contributed surplus. Upon redemption of the PSUs into common shares, the associated amount is reclassified from contributed surplus to shareholders' capital. The share option plan is treated similarly, except that the fair value of the share purchased options granted are valued using the Black-Scholes option pricing model and consideration paid by employees upon exercise of the equity purchase options are recognized in share capital.

A summary of the amounts expensed (recovered) under these plans during the reporting periods are as follows:

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2018	2017	2018	2017
Cash settled share-based incentive plans	(14,208)	(1,622)	6,391	(3,166)
Equity settled share-based incentive plans:
Executive PSU	1,527	551	5,871	1,912
Stock option plan	681	645	3,336	3,188
Total share-based incentive compensation plan expense (recovery)	(12,000)	(426)	15,598	1,934

Allocated:
Operating	(5,437)	(711)	3,656	414
General and Administrative	(6,563)	285	11,942	1,520
	(12,000)	(426)	15,598	1,934

Cash settled shared-based compensation recovery was $14 million in the current quarter compared to $2 million in the same quarter in 2017. The increase is primarily due to the declining share price experienced in the current quarter compared to an increasing share price in the comparative 2017 period.

Executive PSU share-based incentive compensation expense for the quarter was $2 million compared to $1 million in the same quarter in 2017. This increase is a result of the plan being implemented part way through the second quarter in 2017 and from additional grants in 2018.

Financing Charges

Net financial charges for the quarter were $32 million, a decrease of $6 million compared with the fourth quarter of 2017 primarily because of debt retired in 2017 and mid-2018 partially offset by a weaker Canadian dollar on our U.S. dollar denominated interest expense.

Gain on Repurchase and Redemption of Unsecured Senior Notes

During the quarter we redeemed US$30 million of our 6.5% unsecured senior notes due 2021 and repurchased and cancelled US$44 million principal amount of our 5.25% unsecured senior notes due 2024 resulting in a net gain of $7 million.

Income Tax

Income tax expense for the quarter was a recovery of $2 million compared with a recovery of $17 million in the same quarter in 2017. The tax recovery in the quarter decreased over the prior year period due to improved results prior to the non-taxable portion of the goodwill impairment.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$500 million (extendible, revolving term credit facility)	Undrawn, except US$28 million in outstanding letters of credit	General corporate purposes	November 21, 2022
Operating facilities (secured)
$40 million	Undrawn, except $28 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
US$166 million – 6.5%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$350 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$351 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$400 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As at December 31, 2018, we had $1,729 million outstanding under our unsecured senior notes. The current blended cash interest cost of our debt is approximately 6.7%.

During the year we redeemed US$80 million and repurchased and cancelled US$3 million of our 6.5% unsecured senior notes due 2021 and repurchased and cancelled US$49 million principal amount of our 5.25% unsecured senior notes due 2024.

Covenants

Following is a listing of our applicable financial covenants as at December 31, 2018.

	Covenant	As at December 31,
Senior Facility (secured)
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	(0.16)
Consolidated covenant EBITDA to consolidated interest expense(1)	> 2.00	3.31
Senior Notes (unsecured)
Consolidated interest coverage ratio	> 2.00	2.80
(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At December 31, 2018, we were in compliance with the covenants of our senior credit facility and unsecured senior notes.

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three months ended December 31,		Year ended December 31,
(Stated in thousands)	2018	2017	2018	2017
Weighted average shares outstanding – basic	293,782	293,239	293,560	293,239
Effect of stock options and other equity compensation plans	—	—	—	—
Weighted average shares outstanding – diluted	293,782	293,239	293,560	293,239

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2018
Quarters ended	March 31	June 30	September 30	December 31
Revenue	401,006	330,716	382,457	427,010
Adjusted EBITDA(2)	97,469	62,182	80,988	134,492
Net loss	(18,077)	(47,217)	(30,648)	(198,328)
Net loss per basic and diluted share	(0.06)	(0.16)	(0.10)	(0.68)
Funds provided by operations(2)	104,026	50,225	64,368	92,595
Cash provided by operations	38,189	129,695	31,961	93,489

(Stated in thousands of Canadian dollars, except per share amounts)	2017
Quarters ended	March 31	June 30	September 30	December 31
Revenue(1)	368,673	290,860	314,504	347,187
Adjusted EBITDA(2)	84,308	56,520	73,239	90,914
Net loss	(22,614)	(36,130)	(26,287)	(47,005)
Net loss per basic and diluted share	(0.08)	(0.12)	(0.09)	(0.16)
Funds provided by (used in) operations(2)	85,659	(15,187)	85,140	28,323
Cash provided by operations	33,770	2,739	56,757	23,289
(1) Comparatives for revenue have changed for the periods ending March 2017 and June 2017 to reflect a recast of certain amounts previously netted against operating expense. See our 2017 Annual Report.
(2) See “NON-GAAP MEASURES”.

NON-GAAP MEASURES

In this press release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, loss or gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment and depreciation and amortization), as reported in the Interim Consolidated Statement of Loss, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our senior credit facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs and certain foreign exchange amounts.

Operating Earnings (Loss)

We believe that operating earnings (loss), as reported in the Interim Consolidated Statements of Loss, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historic facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2019;
  our capital expenditure plans for 2019;
  anticipated activity levels in 2019 and our scheduled infrastructure projects;
  anticipated demand for Tier 1 rigs;
  the average number of term contracts in place for 2019 and 2020; and
  our future debt reduction plans beyond 2018.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash	$96,626	$65,081
Accounts receivable	372,336	322,585
Income tax recoverable	—	29,449
Inventory	34,081	24,631
	503,043	441,746
Assets held for sale	19,658	—
Total current assets	522,701	441,746
Non-current assets:
Income taxes recoverable	2,449	2,256
Deferred tax assets	36,880	41,822
Property, plant and equipment	3,038,612	3,173,824
Intangibles	35,401	28,116
Goodwill	—	205,167
Total non-current assets	3,113,342	3,451,185
Total assets	$3,636,043	$3,892,931

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$274,489	$209,625
Income tax payable	7,673	—
Total current liabilities	282,162	209,625

Non-current liabilities:
Share based compensation	6,520	13,536
Provisions and other	10,577	10,086
Long-term debt	1,706,253	1,730,437
Deferred tax liabilities	72,779	118,911
Total non-current liabilities	1,796,129	1,872,970
Shareholders’ equity:
Shareholders’ capital	2,322,280	2,319,293
Contributed surplus	52,332	44,037
Deficit	(978,874)	(684,604)
Accumulated other comprehensive income	162,014	131,610
Total shareholders’ equity	1,557,752	1,810,336
Total liabilities and shareholders’ equity	$3,636,043	$3,892,931

INTERIM CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2018	2017	2018	2017

Revenue	$427,010	$347,187	$1,541,189	$1,321,224
Expenses:
Operating	285,222	233,824	1,067,871	926,171
General and administrative	21,496	22,449	112,387	90,072
Other recoveries	(14,200)	-	(14,200)	-
Earnings before income taxes, loss (gain) on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment and depreciation and amortization	134,492	90,914	375,131	304,981
Depreciation and amortization	99,041	94,229	365,660	377,746
Impairment of property, plant and equipment	-	15,313	-	15,313
Operating earnings (loss)	35,451	(18,628)	9,471	(88,078)
Impairment of goodwill	207,544	-	207,544	-
Foreign exchange	3,198	(1,534)	4,017	(2,970)
Finance charges	32,220	38,196	127,178	137,928
Loss (gain) on redemption and repurchase of unsecured senior notes	(6,848)	9,021	(5,672)	9,021
Loss before tax	(200,663)	(64,311)	(323,596)	(232,057)
Income taxes:
Current	2,177	(1,670)	8,573	(1,331)
Deferred	(4,512)	(15,636)	(37,899)	(98,690)
	(2,335)	(17,306)	(29,326)	(100,021)
Net loss	$(198,328)	$(47,005)	$(294,270)	(132,036)
Loss per share:
Basic and Diluted	$(0.68)	$(0.16)	$(1.00)	$(0.45)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2018	2017	2018	2017
Net loss	$(198,328)	$(47,005)	$(294,270)	$(132,036)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	128,674	9,146	175,630	(146,545)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(104,716)	(10,383)	(145,226)	121,699
Comprehensive loss	$(174,370)	$(48,242)	$(263,866)	$(156,882)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2018	2017	2018	2017
Cash provided by (used in):
Operations:
Net loss	$(198,328)	$(47,005)	$(294,270)	$(132,036)
Adjustments for:
Long-term compensation plans	(1,599)	2,519	17,401	6,795
Depreciation and amortization	99,041	94,229	365,660	377,746
Impairment of property, plant and equipment	—	15,313	—	15,313
Impairment of goodwill	207,544	—	207,544	—
Foreign exchange	2,556	(1,280)	2,341	(2,873)
Finance charges	32,220	38,196	127,178	137,928
Loss (gain) on redemption and repurchase of unsecured senior notes	(6,848)	9,021	(5,672)	9,021
Income taxes	(2,335)	(17,306)	(29,326)	(100,021)
Other	(27)	(1,320)	(1,269)	(2,025)
Income taxes paid	(477)	(345)	(4,446)	(3,645)
Income taxes recovered	1,775	—	33,283	11,932
Interest paid	(41,369)	(63,929)	(108,622)	(136,065)
Interest received	442	230	1,412	1,865
Funds provided by operations	92,595	28,323	311,214	183,935
Changes in non-cash working capital balances	894	(5,034)	(17,880)	(67,380)
Cash provided by operations	93,489	23,289	293,334	116,555

Investments:
Purchase of property, plant and equipment	(29,594)	(17,503)	(114,576)	(74,823)
Purchase of intangibles	(687)	(7,452)	(11,567)	(23,179)
Proceeds on sale of property, plant and equipment	12,020	4,787	24,457	14,841
Changes in non-cash working capital balances	(1,190)	2,727	892	(7,989)
Cash used in investing activities	(19,451)	(17,441)	(100,794)	(91,150)

Financing:
Redemption and repurchase of unsecured senior notes	(92,065)	(571,975)	(168,722)	(571,975)
Debt issuance costs	—	(9,196)	—	(9,196)
Debt amendment fees	(638)	(1,452)	(638)	(1,793)
Proceeds from issuance of long-term debt	—	509,180	—	509,180
Issuance of common shares on the exercise of options	—	—	275	—
Cash used in financing activities	(92,703)	(73,443)	(169,085)	(73,784)
Effect of exchange rate changes on cash and cash equivalents	5,529	934	8,090	(2,245)
Increase (decrease) in cash and cash equivalents	(13,136)	(66,661)	31,545	(50,624)
Cash and cash equivalents, beginning of period	109,762	131,742	65,081	115,705
Cash and cash equivalents, end of period	$96,626	$65,081	$96,626	$65,081

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	—	—	—	(294,270)	(294,270)
Other comprehensive income for the period	—	—	30,404	—	30,404
Redemption of non-management directors DSUs	2,609	(809)	—	—	1,800
Share options exercised	378	(103)	—	—	275
Share based compensation expense	—	9,207	—	—	9,207
Balance at December 31, 2018	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2017	$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118
Net loss for the period	—	—	—	(132,036)	(132,036)
Other comprehensive loss for the period	—	—	(24,846)	—	(24,846)
Share based compensation expense	—	5,100	—	—	5,100
Balance at December 31, 2017	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336

FOURTH QUARTER 2018 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 1:00 p.m. MT (3:00 p.m. ET) on Thursday, February 14, 2019.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 20, 2019 by dialing 1-855-859-2056 or 404-537-3406, pass code 4578429.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com